Exhibit II-1
(English Language Summary)
     Canon Machinery Inc.’s Extraordinary Report Concerning Execution of a Share Exchange Agreement, dated June 28, 2010
     A fair and accurate summary of the material provisions of the above-mentioned foreign language document is included in the Announcement of Share Exchange Agreement under which Canon Inc. Will Make Canon Machinery Inc. Its Wholly Owned Subsidiary, dated June 28, 2010, attached as Exhibit I-1. The above-mentioned foreign language document included information regarding principal shareholders, which has been omitted from this summary.

II-1-1